Mail Stop 4561

March 26, 2009

VIA U.S. MAIL and FAX 708-344-5658

Robert C. Harvey
President
Oakridge Holdings, Inc.
400 West Ontario Street
Unit 1003
Chicago, IL 60654

> **Re:** **Oakridge Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **September 30, 2008**
> **Filed November 12, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **December 31, 2008**
> **Filed February 17, 2009**
> **Definitive Proxy Statement**
> **Filed October 27, 2008**
> **File No. 000-01937**

Dear Mr. Harvey:

We have reviewed your response letter dated March 16, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Financial Statements

Consolidated Balance Sheets

1.      We note your response to our prior comment two.  It appears that the non-controlling interests in the preneed trust investments are mandatorily redeemable, as death is an event certain, and should be classified as liabilities in accordance with SFAS 150.  Please provide additional information regarding your compliance with SFAS 150 regarding these trusts.  Within your response, you state that non-controlling interests will be shown in the equity section in accordance with SFAS 160.  Please tell us how you considered paragraph 27 of SFAS 160 for your anticipated reclassification to stockholders' equity in 2010.

Consolidated Statements of Cash Flows

2.      We note your response to our prior comment four.  We are still unclear as to the nature of the investing cash flows related to the perpetual care and trust investments; please further expand your explanation of these line items, including a detailed description of all inflows and outflows of the trusts.  Further, please tell us what consideration you gave to presenting the trusts' cash flows within cash flows from operating activities; within your response, please reference SFAS 95.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition

Cemetery and Mausoleum Space Revenue

3.      We note your response to our prior comment five.  In future filings, please revise your revenue recognition policy note to include a discussion of transfers of assets and the risks and rewards of ownership to customers for assets that are transferred prior to the time of need.

Aviation Ground Support Equipment

4.      We note your response to our prior comment six. It appears that your contract with the U.S. Government is within the scope of SOP 81-1 and EITF 00-21.  As it appears you have a revenue arrangement with multiple deliverables, please tell us how you have complied with EITF 00-21.  Further, please tell us how you have determined that you should not use the percentage of completion method and how you determined that you should use the completed contract method; within your response, specifically reference paragraphs within SOP 81-1.  Further, please tell us how you complied with the disclosure requirements of Appendix C of SOP 81-1.

5. Cemetery Perpetual Care Trusts

5.      We note your response to our prior comment seven.  Please tell us why there is a difference between your original cost basis and your current cost basis.

16. Segment Information

6.      We note your response to our prior comment eight.  Your response did not address our comment; thus, the comment will be reissued.  You disclose different amounts for segment operating profit in the first and second tables than the amounts you disclose in your reconciliation of segment operating profit. Specifically, 2008 segment operating profit per the first table is $805,801 and 2008 profit for reportable segments per the third table is $610,732.  Also, 2007 segment operating loss per the second table is $(116,595) and 2007 loss for reportable segments per the third table is $(318,997).   Please revise or advise.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,


Kevin Woody
Branch Chief